UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM
11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended:
December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission file number
1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, Medina, Ohio 44256

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Contents

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-12

ERISA Required Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Signature

Exhibit: Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To Plan Participants and the Audit Committee
RPM International Inc. 401(k) Trust and Plan
Medina, Ohio
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s i nte
rnal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line
4i-
Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
We have served as the Plan’s auditor since 2015.
Cleveland, Ohio
June 12, 2026

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets
Investments, at fair value	$1,540,055,955	$1,373,816,047

Receivables
Notes receivable from participants	20,114,553	17,640,597
Employer’s contributions	509,706	488,339
Participants’ contributions	980,450	950,485
Other receivables	444	202

Total Receivables	21,605,153	19,079,623

NET ASSETS AVAILABLE FOR BENEFITS	$1,561,661,108	$1,392,895,670

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2025

Additions to Net Assets Attributed To:
Contributions
Participants	$63,776,043
Employer	31,248,674
Rollover	10,355,672	$105,380,389

Investment Income
Interest and dividends	25,495,433
Net appreciation in fair value of investments	183,490,584	208,986,017

Interest income on notes receivables from participants		1,582,329

		315,948,735

Deductions from Net Assets Attributed To:
Benefits paid to participants	146,358,385
Deemed distributions	53,197
Administrative Expenses	769,565	147,181,147

Net Increase		168,767,588

Transfer of Assets to Plan		798
Transfer of Assets from Plan		(2,948)

		(2,150)

Net Assets Available for Benefits:
Beginning of year		1,392,895,670

End of year		$1,561,661,108

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE A - Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, adopted on June 1, 1996, is a defined contribution retirement savings plan covering substantially all domestic non-union
employees of participating subsidiaries of RPM International Inc. (the Company and Plan Sponsor). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Eligibility
Employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Unless elected otherwise, employees are automatically enrolled into the Plan at a pre-tax
contribution rate of 3% as of the first payroll beginning after eligibility requirements are met.
Contributions
Participants may contribute up to 50% of their gross annual compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up
contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. Participants may invest up to a limit of 20% per contribution in the Company stock fund. The Plan is a safe harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of participant deferrals. The matching Company contribution is invested in the same way the participants invest their own contributions. Contributions are subject to certain limitations, as defined.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Compa ny’s ma
tching contribution and an allocation of Plan earnings/(losses) and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Vesting is immediate for contributions, both for employee and employer, and earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants can only have one loan outstanding under the Plan at any time. Loan terms may not exceed five years. The loans are secured by the
balance in the participant’s account and bear interest of prime rate plus 1.00%. Principal and interest are paid ratably through payroll deductions. Outstanding loans at December 31, 2025 bear interest rates between 4.25% and 9.50%.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE A - Description of the Plan (continued)

Payment of Benefits
Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum
amount equal to the value of the participant’s interest in his or her accounts or regular installments over any period not to exceed ten years.
In-service
withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS).
Plan Expenses
During 2025, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan. The Company directly pays administrative costs associated with participant recordkeeping services for active
(non-terminated)
participants. Other fees, including individual participant transaction fees and administrative fees specific to terminated and retired participants are debited directly from the accounts of Plan participants. The Company participates in an arrangement that provides for the allocation of substantially all revenue sharing payments on certain funds to Plan participants. During 2025, the administrative expenses exceeded revenue sharing received during the calendar year by $769,565. This amount is shown as Administrative Expenses on the accompanying statement of changes in net assets available for benefits. The Plan uses the forfeitures in accordance with the Plan document and during 2025 used available forfeitures to offset a portion of Plan recordkeeping fees. Forfeitures can come from non-discrimination
testing failures, account balances for lost participants and uncashed checks.
Transfer of Assets to and from the Plan
The Company has completed a number of acquisitions since the inception of the Plan. Typically, the plans of the acquired companies are merged into the Plan. Related assets transferred from these mergers are shown as Transfer of Assets to Plan in the year of the merger. Employees of acquired companies become eligible to participate in the Plan as of the date defined by the applicable amendment and supplemental agreement made to the Plan. Additionally, assets are able to be transferred to and from the Company’s union plan as employees change eligibility.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of RPM International Inc. common stock allocated to the participant’s account. The RPM International Inc. Plan Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions in proportion to how instructed shares voted.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE B - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the RPM International Inc. 401(k) Trust and Plan (the Plan) have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gain and losses on investments bought and sold as well as held during the Plan year. Interest income is recorded when received. Dividends are recorded on the ex-dividend
date.
Notes Receivable from Participant Accounts
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Contributions
Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant’s compensation.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE C - Fair Value Measurements
The Plan follows the provisions of Accounting Standards Codification (ASC) 820,
Fair Value Measurements and Disclosures
, which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements.
Fair Value Measurements and Disclosures
establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025, and 2024.
Mutual Funds:
Valued at quoted prices from an active market, which represents the net asset value (NAV) of shares held by the Plan at year-end.
Company Common Stock:
Valued at the closing price reported on the active market on which the security is traded.
Common/Collective Trusts:
Valued at NAV based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The use of NAV as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The Plan provides participants a stable value investment option managed by Fidelity Management Trust Company. The Managed Income Portfolio II of the Fidelity Group is a Commingled Pool that invests in market value securities/global synthetic wraps. The fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a
12-month
redemption notice period for the Plan level.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
Investments at Fair Value as of December 31, 2025

	Level 1	Level 2	Level 3	Total
Mutual Funds	$548,690,162	$—	$—	$548,690,162
Company Common Stock	44,974,006	—	—	44,974,006

Total Assets in the Fair Value Hierarchy	593,664,168	—	—	593,664,168
Investments measured at NAV				946,391,787

Investments at Fair Value	$593,664,168	$—	$—	$1,540,055,955

Investments at Fair Value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Mutual Funds	$520,092,331	$—	$—	$520,092,331
Company Common Stock	58,758,424	—	—	58,758,424

Total Assets in the Fair Value Hierarchy	578,850,755	—	—	578,850,755
Investments measured at NAV				794,965,292

Investments at Fair Value	$578,850,755	$—	$—	$1,373,816,047

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE D - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as determined by the Company.
NOTE E - Income Tax Status
The Plan obtained its latest determination letter on August 10, 2021, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan document has been amended since receiving the determination letter, the Plan Administrator believes that the Plan and related trust are designed and are currently being operated in compliance with applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.
Generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE F - Related Party and
Parties-in-Interest
Transactions
Fidelity Management Trust Company (FMTC) is the Plan trustee. Certain Plan investments are managed by FMTC and therefore, these transactions qualify as party-in-interest
transactions. Notes receivable from participants are also considered party-in-interest
transactions. As described in Note A, the Plan paid certain expenses related to plan operations and investment activity to various service providers. The plan also issues loans to participants which are secured by the vested balance of the participants’ accounts. These transactions are party-in-interest
transactions, which are exempt from prohibited transaction rules.
In addition, at December 31, 2025, the Plan held 432,416 shares of RPM International Inc. common stock valued at $44,974,006. During 2025, there were purchases of $1,620,322, sales of $7,725,624, and interest and dividend income of $949,536 for RPM International Inc. common stock. At December 31, 2024, the Plan held 477,453 shares of RPM International Inc. common stock valued at $58,758,424.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN
Notes to Financial Statements

NOTE G - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Given the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits.
NOTE H - Evaluation of Subsequent Events
The Plan has evaluated the impact of events that have occurred after December 31, 2025, through June 12, 2026, the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements.

RPM INTERNATIONAL INC. 40l(k) TRUST AND PLAN
EIN
#02-0642224
PLAN NUMBER 011
SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value at December 31, 2025

	Mutual Funds
	Vanguard Institutional Index Plus	Registered investment company	**	$159,187,292
	American Funds Washington Mutual Investors Class R6	Registered investment company	**	75,936,460
	Vanguard Mid-Cap Index Fund	Registered investment company	**	59,848,523
	Vanguard Total International Stock Institutional Class	Registered investment company	**	57,264,612
	Janus Henderson Balanced Fund Class N	Registered investment company	**	54,339,905
	Vanguard Total Bond Market Index Fund	Registered investment company	**	48,883,585
	Vanguard Small-Cap Index Fund	Registered investment company	**	31,150,998
	Artisan International Value Fund Institutional Class	Registered investment company	**	25,013,799
*	Fidelity Government Income Fund	Registered investment company	**	14,558,651
	American Funds EuroPacific Growth Class R6	Registered investment company	**	14,282,660
	Vanguard Cash Reserves Federal Money Market Fund	Registered investment company	**	8,218,202
*	Fidelity Government Money Market K6	Registered investment company	**	5,475

	Total Mutual Funds			548,690,162

	Common/Collective Trusts
*	Fidelity Contrafund Commingled Pool	Common/collective trusts	**	$156,310,609
	Harbor Capital Appreciation Fund CIT 4	Common/collective trusts	**	123,496,757
	Vanguard Target Retirement 2040 Trust II	Common/collective trusts	**	112,075,590
	Vanguard Target Retirement 2030 Trust II	Common/collective trusts	**	82,524,659
	Vanguard Target Retirement 2045 Trust II	Common/collective trusts	**	73,133,303
	Vanguard Target Retirement 2035 Trust II	Common/collective trusts	**	71,485,725
	Vanguard Target Retirement 2050 Trust II	Common/collective trusts	**	65,624,225
	Vanguard Target Retirement 2055 Trust II	Common/collective trusts	**	53,472,699
	Vanguard Target Retirement 2025 Trust II	Common/collective trusts	**	49,858,989
*	Fidelity Managed Income Portfolio II Class 4	Common/collective trusts	**	44,484,112
	MFS Mid Cap Growth CIT Class 2W	Common/collective trusts	**	31,059,781
	Vanguard Target Retirement 2060 Trust II	Common/collective trusts	**	27,840,004
	Prudential Core Plus Bond Fund Class 3	Common/collective trusts	**	21,185,007
	Vanguard Target Retirement Income Trust II	Common/collective trusts	**	16,133,925
	Vanguard Target Retirement 2065 Trust II	Common/collective trusts	**	10,453,332
	PGIM Global Total Return Bond Fund Class R	Common/collective trusts	**	6,316,130
	Vanguard Target Retirement 2070 Trust II	Common/collective trusts	**	936,940

	Total Common/Collective Trusts			946,391,787

	Employer Securities
*	RPM International Inc.	Company stock	**	44,974,006

	Total Investments			$1,540,055,955

*	Participant loans	Loans (4.25% to 9.50%)	—	$20,114,553

*	Denotes an allowable party in interest
**	Cost is not required to be disclosed for participant-directed investments.

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By:	RPM International Inc. (Plan Administrator)

/s/ Janeen B. Kastner
Janeen B. Kastner, Vice President - Corporate Benefits & Risk Management

Date: June 12, 2026